

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

MP Vijay Kumar
Chief Financial Officer
Sify Technologies Ltd.
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

   Re: Sify Technologies Ltd.
     Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2024
     File No. 000-27663

Dear MP Vijay Kumar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology